UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

FEDERAL STREET ACQUISITION CORP.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

31421V107
(CUSIP Number)

DECEMBER 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31421V107	13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
FS Sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,400,000(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
11,400,000(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,400,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Reflects 11,400,000 Class F Common Stock of the Issuer which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Common Stock—Founder Shares" in the Issuer’s registration statement on Form S-1 (File No. 333-218858).

(2) Calculated based on 11,500,000 shares of Class F Common Stock plus 46,000,000 shares of Class A Common Stock issuable upon conversion of shares of Class F Common Stock, in each case, outstanding as of November 8, 2017 and as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

Item 1(a).	Name of Issuer

Federal Street Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

100 Federal Street, 35th Floor,
Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing

FS Sponsor LLC (“FS Sponsor”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

c/o Federal Street Acquisition Corp.,
100 Federal Street, 35th Floor,
Boston, Massachusetts 02110

Item 2(c).	Citizenship

Delaware.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number

31421V107.

Item 3.	Not applicable

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2017, FS Sponsor may be deemed to beneficially own 11,400,000 shares of the Class F Common Stock which is automatically convertible into the Issuer’s Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-21858). FS Sponsor’s shares of Class F Common Stock represent in the aggregate 19.8% of the Issuer’s total number of shares of Common Stock outstanding. The percentage of Common Stock held by FS Sponsor is calculated based on 11,500,000 shares of Class F Common Stock plus 46,000,000 shares of Class A Common Stock issuable upon conversion of shares of Class F Common Stock, in each case, outstanding as of November 8, 2017 and as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 9, 2017.

Item 4(b).	Percent of Class

See Item 4(a) hereof

Item 4(c).	Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
See Item 5 of the cover page

(ii)	Shared power to vote or to direct the vote:
See Item 6 of the cover page

(iii)	Sole power to dispose or to direct the disposition of:
See Item 7 of the cover page

(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 of the cover page

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

FS SPONSOR LLC

By:	/s/ Charles P. Holden

Charles P. Holden, Attorney-in-Fact for FS Sponsor LLC